Exhibit 99.1

AMTD IDEA Group Achieved 150% Increase in Revenue for First Half in 2025

●	AMTD IDEA Group Achieved ~150% Increase in Revenue

●	Total Net Income Surged 63.7% to US$68.8 million

●	Hospitality arm’s revenue increased by over 60%

●	Total Assets amounted to US$2.193 billion (US$3.82/share)

●	Net asset value amounted to US$1,799 million (US$3.13/share)

PARIS & NEW YORK & SINGAPORE, December 30, 2025

AMTD IDEA Group (“AMTD IDEA” or the “Company”, NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual listed company and also a group holding platform for (i) digital solutions and business services, (ii) media, entertainment and cultural areas of businesses, and (iii) global property assets, hospitality and VIP services announced today its unaudited financial results for the six months ended June 30, 2025.

Highlights of Half Year Financial Results

●	The Company, through its subsidiary, The Generation Essentials Group (“TGE”, NYSE: TGE; LSE: TGE), owns the AMTD L’Officiel’s intellectual properties (“IP”) globally and maintains its operations through direct owner’s model and franchisee network in over 30 countries and regions. In the six months ended June 30, 2025, the Company started its first IP extended businesses sub-vertically to commence L’Officiel Coffee. Featuring carefully curated specialty coffees, beautifully crafted sweets including L’Officiel mousse cakes, L’Officiel magazine cakes, and a stylish space at Omotesando, Japan. L’Officiel Coffee’s popularity has grown rapidly, establishing it as a vibrant social and cultural hotspot beloved by influencers, local communities, and visitors alike. TGE has announced plans to roll out L’Officiel Coffee globally and target to open 15-20 L’Officiel Coffee shops worldwide over next three years.

●	Hotel operations, hospitality and VIP services income rose from US$7.9 million in the comparable period to US$12.7 million for the six months ended June 30, 2025, representing a 60.3% growth.

●	The Company recorded dividends, realized gains on disposed financial assets and unrealized fair value gain on financial assets at fair value through profit or loss for the six months ended June 30, 2025, totaling US$64.8 million.

Statement from the Board Members and Senior Management:

Mr. Xavier Zee, CFO of the Company and CEO of TGE Value Creative Solutions Corp (a subsidiary of the Company) specializing in SPAC sponsor manager services, “We are proud to deliver another half year of strong performance, reflecting our resilience and unwavering commitment to sustainable growth and long-term growth. Our impressive results demonstrate that our strategic vision and collaborative efforts across our diversified portfolio of businesses in media, entertainment, and hospitality sectors are driving meaningful outcome. With the successful listing of our first sponsored SPAC (TGE Value Creative Solutions Corp) in December 2025, we are confident of future value creation for our stakeholders through a continual diversification of our business portfolio”.

Financial Results for the Six Months Ended June 30, 2025

Revenue

The Company’s revenue for the six months ended increased from US$ 36 million in the first half in 2024 to US$89.0 million in the first half in 2025. The increment was primarily attributable to: -

●	Hotel operations, hospitality and VIP services income rose from US$7.9 million to US$12.7 million , representing a 60.3% growth.

●	Dividend and gain related to disposed financial assets at fair value through profit or loss changed from US$8.7 million , to US$8.6 million .

●	Net fair value changes on financial assets at fair value through profit or loss rose from US$7.2 million to US$56.2 million. The increase was mainly attributable to the unrealized gain on the Company’s investment portfolio in the first half in 2025.

Other Income And Gains

Other income decreased from US$37.5 million for the comparable period in 2024 to US$15.7 million for the current period, mainly due to the disposal of the entire equity interests in certain of the Company’s subsidiaries engaging in non-core business during 2024.

Other Operating Expenses

Other operating expenses for the six months ended June 30, 2025 increased by 22.4% as compared to the same period in prior year to US$20.6 million, primarily attributable to an increase in the Company’s hotels’ depreciation charges and other operating costs recognized from the Company’s hotels in line with the increase in revenue generated from the Company’s hotel operation, as well as the capital expenditures required to launch the Company’s L’Officiel Coffee in Japan.

Staff Costs

Staff costs for the six months ended June 30, 2025 remained relatively flat as compared to the same period in prior year at US$6.6 million.

Finance Costs

Finance costs for the six months ended June 30, 2025 increased slightly compared to the same period in prior year to US$7.1 million. The Company is committed towards continuous efforts in enhancing the Company’s asset liability management strategies.

Income Tax Expense

Income tax expense for the six months ended June 30, 2025 remained steady compared to the comparable period in 2024 at US$1.5 million.

Profit For The Period

The Company recorded a profit of US$68.8 million in the six months ended June 30, 2025, a growth of 63.7% as compared to the comparable period in 2024, mainly resulting from the additional contribution recognized from the Company’s hospitality businesses and the gain on its investment portfolio.

Subsequent events

TGE has successfully executed the sale and purchase agreement for the acquisition of 100% interests in the Hilton Garden Inn New York City Tribeca with the payment of an irrevocable deposit in December 2025, and the goal of closing the acquisition of this hotel within the next two months. Closing of the acquisition is subject to customary closing conditions.

TGE has successfully entered into a sale and purchase agreement to purchase an 80% stake in the Upper View Regalia Hotel in Kuala Lumpur, Malaysia. The aggregate consideration of the transaction is HK$300 million (equivalent to approximately US$38.6 million). Closing of the acquisition is subject to customary closing conditions.

TGE has successfully entered into a sale and purchase agreement with FEC Holdings and FEC Hotel (the “Vendors”), whereby the Vendors have agreed conditionally to sell, and the Purchaser has agreed conditionally to purchase a 50% stake in the Ritz Carlton Hotel in Perth Australia with a total value at A$280 million. Closing of the acquisition is subject to customary closing conditions.

TGE Value Creative Solutions Corp, a special purpose acquisition company (SPAC) sponsored by TGE, successfully completed its successful initial public offering of 15,000,000 units at $10.00 per unit in December 2025. The offering resulted in gross proceeds to the Company of US$150,000,000.

TGE successfully completed the secondary listing on the London Stock Exchange in December 2025. TGE’s entire issued Class A ordinary shares are traded on both NYSE and London Stock Exchange’s main market.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	Six months ended June 30,
	2024	2025
	US$’000	US$’000
	(audited)	(unaudited)
REVENUE
Digital solutions and other services income	1,722	1,607
Fashion, arts and luxury media advertising and marketing services income	10,446	9,976
Hotel operations, hospitality and VIP services income.	7,905	12,668
Dividends and gains from disposed financial assets at fair value through profit or loss	8,660	8,612
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets and gains from disposed financial assets at fair value through profit or loss)	7,220	56,176

	35,953	89,039

Other income and gains	37,454	15,664
Other operating expenses	(16,867)	(20,641)
Staff costs	(6,400)	(6,640)
Finance costs	(6,240)	(7,054)

PROFIT BEFORE TAX	43,900	70,368
Income tax expense	(1,868)	(1,544)

PROFIT FOR THE PERIOD	42,032	68,824
Attributable to:
Owners of the company
Ordinary shareholders	40,523	43,206
Holders of perpetual securities	2,141	2,157
Non-controlling interests	(632)	23,461
	42,032	68,824
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
Class A ordinary shares:
Basic (US cents per share)	10.22	8.25
Diluted (US cents per share)	10.22	8.25
Class B ordinary shares:
Basic (US cents per share)	10.22	8.25
Diluted (US cents per share)	10.22	8.25

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2024 AND JUNE 30, 2025

	December 31, 2024	June 30, 2025
	US$’000	US$’000
	(audited)	(unaudited)
ASSETS
Current assets
Accounts receivable	7,029	6,379
Prepayments, deposits and other receivables	23,346	31,969
Due from immediate holding company	1,400,612	1,425,213
Financial assets at fair value through profit or loss	24,987	80,467
Other assets	609	-
Cash and bank balances	62,872	52,818
Total current assets	1,519,455	1,596,846

Non-current assets
Property, plant and equipment	291,449	340,195
Intangible assets	119,381	118,087
Financial assets at fair value through profit or loss	139,633	138,125
Total non-current assets	550,463	596,407
Total assets	2,069,918	2,193,253

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	3,640	5,190
Bank borrowings	63,539	101,642
Due to a non-controlling shareholder	63,019	64,255
Other payables and accruals	10,396	21,709
Tax payable	2,539	3,074
Total current liabilities	143,133	195,870

Non-current liabilities
Bank borrowings	219,434	191,176
Deferred tax liabilities	5,658	5,597
Provisions	1,664	2,079
Total non-current liabilities	226,756	198,852
Total liabilities	369,889	394,722

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(CONTINUED)

AS AT DECEMBER 31, 2024 AND JUNE 30, 2025

	December 31, 2024	June 30, 2025
	US$’000	US$’000
	(audited)	(unaudited)
Equity
Share capital	48	76
Treasury shares	(734,658)	(728,932)
Reserves	2,092,270	2,115,664
Total equity attributable to ordinary shareholders of the Company	1,357,660	1,386,808
Non-controlling interests	108,124	180,436
Perpetual securities	234,245	231,277
Total equity	1,700,029	1,798,531
Total liabilities and equity	2,069,918	2,193,253